Exhibit 99.1

For Immediate Release

May 6, 2008

DRAXIS to Report First Quarter Results on May 9th

MONTREAL, Quebec — May 6, 2008 — DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its First Quarter 2008 on Friday May 9, 2008.

Annual and Special Meeting of Shareholders

The annual and special meeting (the “Meeting”) of shareholders of DRAXIS is scheduled to be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, Canada on Friday, May 23, 2008 at 10:00 a.m. (Toronto time).

At the Meeting, shareholders will be asked to approve a plan of arrangement under the Canada Business Corporations Act, involving DRAXIS, its shareholders and Jubilant Acquisition Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of Jubilant Organosys Ltd.  The plan of arrangement will result in the acquisition by the Purchaser of all the outstanding common shares of DRAXIS for a consideration of U.S.$6.00 per common share.

The Notice of Annual and Special Meeting and Management Information Circular relating to the Meeting has been filed with Canadian and U.S. securities regulators and has been mailed to DRAXIS shareholders and is available at www.sedar.com and www.sec.gov, as well as on DRAXIS’ website at www.draxis.com. The Circular provides important information about the proposed plan of arrangement, as well as important information regarding voting procedures. All shareholders are urged to read the Circular.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the potential acquisition of DRAXIS by Jubilant, by way of plan of arrangement, in an all cash transaction at US$6.00 per outstanding share (the “Acquisition);

•                  a special meeting of DRAXIS’ shareholders to consider the Acquisition, currently scheduled to be held on May 23, 2008;

•                  the approval of the Acquisition by DRAXIS’ shareholders;

•                  the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                  the possibility that DRAXIS’ shareholders do not approve the Acquisition at the special meeting of shareholders;

•                  the achievement of desired clinical trial results related to DRAXIS’ pipeline products;

•                  timely regulatory approval of DRAXIS’ products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’ products;

•                  DRAXIS’ ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

•                  factors beyond DRAXIS’ control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  DRAXIS’ dependence on a small number of key customers;

•                  the disclosure of confidential information by DRAXIS’ collaborators, employees or consultants;

•                  the preservation of healthy working relationships with DRAXIS’ union and employees;

•                  DRAXIS’ ability to grow the business;

•                  the fluctuation of DRAXIS’ financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against DRAXIS succeed;

•                  the volatility of the price of DRAXIS’ common shares;

•                  market acceptance of DRAXIS’ products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’ Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to DRAXIS generally, reference is made to DRAXIS’ most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent DRAXIS’ expectations as at May 5, 2008.  Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston

Executive Director, Investor Relations

Phone:  1-877-441-1984